Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated October 21, 2013

Relating to Preliminary Prospectus issued October 10, 2013

Registration Statement No. 333-191223

Criteo S.A.

Update to Preliminary Prospectus

Issued October 21, 2013

This free writing prospectus relates only to the initial public offering of American Depositary Shares representing ordinary shares of Criteo S.A. This free writing prospectus should be read together with the preliminary prospectus issued on October 10, 2013 related to this offering (“Preliminary Prospectus”), included in Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-191223) relating to these securities, and specifically in conjunction with our financial statements and the related notes thereto, Management’s Discussion and Analysis of Financial Condition and Results of Operations and Risk Factors included therein and with the discussion of forward-looking statements included therein under the caption “Special Note Regarding Forward-Looking Statements.”

References to “Criteo,” “we” and “our” are used in the manner described in the Preliminary Prospectus. The following information supplements and updates the information contained in the Preliminary Prospectus.

Recent Developments

The estimated ranges of certain of our financial results below as of and for the three months ended September 30, 2013 are preliminary, based upon our estimates and subject to completion of financial and operating closing procedures for the three months ended September 30, 2013. We have begun our normal quarterly closing and review procedures for the three months ended September 30, 2013; however, given the timing of these estimates, final results as of and for the three months ended September 30, 2013 may differ materially from our estimated results, including as a result of the quarter-end closing procedures, review adjustments and other developments that may arise between now and the time our financial results for the three months ended September 30, 2013 are finalized. The summary information below is not a comprehensive statement of our financial results for this period and our actual results may differ materially from the estimated ranges due to the factors specified above. Accordingly, these results may change and the changes may be material. Therefore, you should not place undue reliance on these estimates.

The estimated ranges of certain of our financial results as of and for the three months ended September 30, 2013 have been prepared by, and are the responsibility of, our management and have not been reviewed or audited or subject to any other procedures by our independent accountants. Accordingly, our independent accountants do not express an opinion or any other form of assurance with respect to these estimates. These estimates should not be viewed as a substitute for interim financial statements prepared in accordance with IAS 34 Interim Financial Reporting. In addition, these estimates as of and for the three months ended September 30, 2013 are not necessarily indicative of the results to be achieved for the remainder of 2013 or any future period.

The following are our preliminary estimates for the three months ended September 30, 2013:

	Three Months Ended September 30, 2013
	(Euros in thousands)

Consolidated Financial Information:
Revenue	€112,000	—	€114,000
Revenue ex-TAC(1)	€46,000	—	€47,000
Net Income	€2,000	—	€3,200

Adjusted EBITDA(2)	€10,000	—	€12,000

Reconciliation of Revenue ex-TAC to Revenue:
Revenue	€112,000	—	€114,000

Adjustment:
Traffic acquisition costs	66,000	—	67,000

Revenue ex-TAC	€46,000	—	€47,000

Reconciliation of Adjusted EBITDA to Net Income:
Net income	€2,000	—	€3,200

Adjustments:
Financial Income (expense)	1,000	—	1,200
Provision for income taxes	1,300	—	1,700
Share-based compensation expense	1,800	—	1,800
Service costs - pension	100	—	100
Depreciation and amortization expense	2,800	—	2,900
Acquisition-related deferred price consideration	1,000	—	1,100

Total net adjustments	8,000	—	8,800

Adjusted EBITDA	€10,000	—	€12,000

(1)

For the definition of revenue ex-TAC, which is not a measure calculated in accordance with IFRS, and statements disclosing the reasons our management and board of directors believe that presentation of the non-IFRS financial measures provide useful information to investors and others in understanding and evaluating our financial condition and results of operations in the same manner as our management and board of directors, and the additional purposes for which our management uses the non-IFRS financial measures as well as important limitations of the non-IFRS financial measures, see “Selected Consolidated Financial Data and Other Data” in the Preliminary Prospectus.

(2)

For the definition of Adjusted EBITDA, which is not a measure calculated in accordance with IFRS, and statements disclosing the reasons our management and board of directors believe that presentation of the non-IFRS financial measures provide useful information to investors and others in understanding and evaluating our financial condition and results of operations in the same manner as our management and board of directors, and the additional purposes for which our management uses the non-IFRS financial measures as well as important limitations of the non-IFRS financial measures, see “Selected Consolidated Financial Data and Other Data” in the Preliminary Prospectus.

Revenue

We currently estimate revenue for the three months ended September 30, 2013 to be approximately €112.0 million to €114.0 million, compared to €72.1 million for the three months ended September 30, 2012. The €39.9 million to €41.9 million, or 55.3% to 58.1%, increase in revenue compared with the three months ended September 30, 2012 is primarily due to an increase in revenue in all geographic regions.

Revenue Excluding Traffic Acquisition Costs

We currently estimate revenue excluding traffic acquisition costs, or revenue ex-TAC, for the three months ended September 30, 2013 to be approximately €46.0 million to €47.0 million, or 41.1% to 41.2% of revenue, compared to €29.3 million, or 40.6% of revenue, for the three months ended September 30, 2012. The €16.7 million to €17.7 million, or 57.0% to 60.4%, increase in revenue ex-TAC compared with the three months ended September 30, 2012 is primarily due to an increase in revenue in all geographic regions as well as a slight decrease of traffic acquisition costs as a percentage of revenue. For the definition of revenue ex-TAC, which is not a measure calculated in accordance with IFRS, and statements disclosing the reasons our management and board of directors believe that presentation of the non-IFRS financial measures provide useful information to investors and others in understanding and evaluating our financial condition and results of operations in the same manner as our management and board of directors, and the additional purposes for which our management uses the non-IFRS financial measures as well as important limitations of the non-IFRS financial measures, see “Selected Consolidated Financial Data and Other Data” in the Preliminary Prospectus.

Net Income

We currently estimate net income for the three months ended September 30, 2013 to be approximately €2.0 million to €3.2 million, compared to €1.6 million for the three months ended September 30, 2012. The €0.4 million to €1.6 million, or 25.0% to 100.0%, increase in net income compared with the three months ended September 30, 2012 is primarily due to an increase in Adjusted EBITDA in all geographic regions.

Adjusted EBITDA

We currently estimate Adjusted EBITDA for the three months ended September 30, 2013 to be approximately €10.0 million to €12.0 million, or 8.9% to 10.5% of revenue, compared to €4.4 million, or 6.1% of revenue for the three months ended September 30, 2012. The €5.6 million to €7.6 million, or 127.3% to 172.7%, increase in Adjusted EBITDA compared with the three months ended September 30, 2012 is primarily due to an improvement in our revenue ex-TAC margin, as well as lower operating expenses as a percentage of revenue.

Our current Adjusted EBITDA estimate is calculated based on estimated net income of €2.0 million to €3.2 million, plus estimated financial expense of €1.0 million to €1.2 million, estimated provision for income taxes of €1.3 million to €1.7 million, estimated share-based compensation expense of €1.8 million, estimated service costs related to pension of €0.1 million, estimated depreciation and amortization expense of €2.8 million to €2.9 million and estimated acquisition related deferred price consideration related to the acquisition of Ad-X Ltd. of €1.0 million to €1.1 million. Adjusted EBITDA for the three months ended September 30, 2012 is based on net income of €1.6 million, plus financial expense of €0.2 million, provision for income taxes of €0.3 million, share-based compensation expense of €0.9 million and depreciation and amortization expense of €1.3 million. For the definition of Adjusted EBITDA, which is not a measure calculated in accordance with IFRS, and statements disclosing the reasons our management and board of directors believe that presentation of the non-IFRS financial measures provide useful information to investors and others in understanding and evaluating our financial condition and results of operations in the same manner as our management and board of directors, and the additional purposes for which our management uses the non-IFRS financial measures as well as important limitations of the non-IFRS financial measures, see “Selected Consolidated Financial Data and Other Data” in the Preliminary Prospectus.

The data presented above reflects our preliminary estimates based solely upon information available to us as of the date of this free writing prospectus, and is not a comprehensive statement of our financial results or operating metrics as of and for the three months ended September 30, 2013. Our actual results for the three months ended September 30, 2013 will not be available until after this offering is completed, and may differ materially from our preliminary estimates. Accordingly, you should not place undue reliance upon our preliminary estimates. There can be no assurance that these estimates will be realized, and estimates are subject to risks and uncertainties, many of which are not within our control. See “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in the Preliminary Prospectus.

Capitalization

The below supersedes the information under the caption “Capitalization” on page 59 of the Preliminary Prospectus:

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2013 on:

•	an actual basis; and

•

a pro forma as adjusted basis to reflect: (1) the conversion of our outstanding preferred shares on a one for one basis into 34,353,548 ordinary shares, which will occur automatically immediately prior to the completion of this offering; (2) our issuance and sale of 7,200,000 ADSs in this offering at an assumed initial public offering price of $24.50 (€18.83) per ADS (the midpoint of the price range set forth on the cover page of the Preliminary Prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses; and (3) the application of our net proceeds of this offering as described under the section of the Preliminary Prospectus titled “Use of Proceeds.”

You should read this table together with our consolidated financial statements and related notes beginning on page F-1 of the Preliminary Prospectus, as well as the section of the Preliminary Prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other financial information included elsewhere in the Preliminary Prospectus.

	As of June 30, 2013
	Actual	Pro Forma as Adjusted(1)
	(in thousands, except share and per share data)
Cash and cash equivalents	€47,893	€170,685

Borrowings and finance lease obligations, including current portion	€13,603	€13,603

Equity attributable to shareholders of Criteo S.A.:
Preferred shares, €0.025 nominal value: 34,353,548 shares issued and outstanding, actual; no shares issued and outstanding, pro forma as adjusted	859	—
Ordinary shares, €0.025 nominal value: 12,823,882 shares issued and outstanding, actual; 54,377,430 shares issued and outstanding, pro forma as adjusted	321	1,359
Additional paid-in capital	46,694	169,307
Accumulated reserves	15,565	15,565
Accumulated other comprehensive income	(3,996)	(3,996)

Total equity attributable to shareholders of Criteo S.A.(2)	59,443	182,235

Total capitalization	€73,046	€195,838

(1)

Each $1.00 (€0.77) increase or decrease in the assumed initial public offering price of $24.50 (€18.83) per ADS, which is the midpoint of the price range set forth on the cover page of the Preliminary Prospectus, would increase or decrease each of pro forma as adjusted cash and cash equivalents, additional paid-in capital, total equity attributable to shareholders of Criteo S.A. and total capitalization by approximately $6.7 (€5.1) million, assuming that the number of ADSs offered by us, as set forth on the cover page of the Preliminary Prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of ADSs we are offering. Each increase or decrease of 1,000,000 ADSs in the number of ADSs offered by us would increase or decrease each of pro forma as adjusted cash and cash equivalents, additional paid-in capital, total equity attributable to shareholders of Criteo S.A. and total capitalization by approximately $22.8 (€17.5) million, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)	Excludes €(290,000) of equity attributable to non-controlling interests in our Japanese subsidiary held by Yahoo! Japan.

The number of ordinary shares that will be outstanding after this offering is based on the number of shares outstanding as of June 30, 2013 and excludes:

•

8,049,544 ordinary shares issuable upon the exercise of share options and warrants issued pursuant to our share option plans and other delegations of authority from our shareholders outstanding as of June 30, 2013 at a weighted average exercise price of €4.06 ($5.29) per share; and

•

6,627,237 ordinary shares reserved for future issuance under share option plans and other delegations of authority from our shareholders approved on August 2, 2013 of which share options and warrants exercisable for 1,329,404 ordinary shares, at a weighted average exercise price of €12.08 ($15.72) per share, were issued on September 3, 2013.

We have filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus may be obtained from J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (866) 803-9204; or from Deutsche Bank Securities Inc., attn: Prospectus Group, 60 Wall Street, New York, NY 10005-2836, by email at prospectus.CPDG@db.com, or by telephone at (800) 503-4611; or Jefferies LLC, Equity Syndicate Prospectus Department, at 520 Madison Avenue, 12th Floor, New York, NY, 10022, by email at Prospectus_Department@Jefferies.com or by telephone at (877) 547-6340.